Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF PERNIX GROUP, INC.

Pernix Group, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify that:

First, that the Board of Directors for the Corporation duly adopted a resolution setting forth a proposed amendment to the Restated Certificate of Incorporation of the Corporation to combine each 15 shares of the Corporation’s common stock issued and outstanding into one share of the Corporation’s common stock, declaring said amendment to be advisable and putting the matter before the stockholders for consideration thereof.

Second, that thereafter, by affirmative vote of the holders of a majority of the outstanding shares of the Corporation’s common stock, pursuant to Article I, Section 8 of the Corporation’s By-Laws and Section 228 of Delaware’s General Corporation Law, the following resolution to the Corporation’s Certificate of Incorporation was voted upon in favor of amendment:

Resolved, that Article FOURTH of the Corporation’s Restated Certificate of Incorporation is amended to add a new Section (4), which will read as follows:

“(4)  Combination and Reverse Stock Split. Upon the filing and effectiveness of this amendment to this corporation’s Restated Certificate of Incorporation (the “Effective Time”) pursuant to Delaware law, each15 shares of common stock issued and outstanding immediately prior to the Effective Time shall be combined into one validly issued, fully paid and nonassessable share of common stock, without any action by the holder thereof.  This corporation will not issue fractional shares of common stock in connection with the combination; instead, each fractional share that would otherwise result from the combination shall be rounded up to one whole share of common stock.  Further, if any shareholder who was a shareholder of the Corporation immediately prior to the Effective Time would otherwise beneficially own less than 100 shares of common stock as a result of the combination after the Effective Time, the number of shares of common stock to be issued to such shareholder will automatically be rounded up and increased so that such shareholder will hold 100 shares of common stock following the combination.  Each certificate representing shares of common stock outstanding as of the Effective Time will thereafter represent that corresponding number of post-combination shares.  Each person holding a certificate or certificates representing shares of common stock as of the Effective Time shall receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the number of shares of common stock to which such person is entitled as a result of the combination.  The combination shall not increase, decrease, or otherwise affect the authorized capital stock of this corporation as described in this Article FOURTH; as 200,000,000 shares of common stock and 50,000,000 shares of preferred stock remain authorized.”

In witness whereof, the Corporation has caused this Certificate of Amendment to be signed this 30th day of September, 2011.

/s/ Nidal Z. Zayed
Nidal Z. Zayed
President, Chief Executive Officer and Acting Chief Financial Officer